MOL Plc.
Finance

RECEIVED
2007 APR -9 P 1:42

29th March, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

07022448

Attention: **Special Counsel**
Office of International Corporate Finance

Nyrt.
~~MOL Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richard Benke
Investor Relations Director

PROCESSED
APR 1 2 2007
THOMSON
FINANCIAL

Enclosure

▶ **MOL Plc.**

Budapest, 29 March, 2007

MOL Hungarian Oil and Gas Public Limited Company
(Budapest H-1117, Október huszonharmadika u. 18.,
Capital Court as Court of Registration (Budapest) Tr.: 01-10-041683)
Convenes its Ordinary Annual General Meeting
at 10.00 a.m. on 26 April, 2007 (Thursday)

in the Danubius Thermal & Conference Hotel Helia

(Budapest XIII. Kárpát u. 62-64.)

The Board of Directors convenes the ordinary annual general meeting with the following agenda:

1. Closing the business year 2006:

   - Report of the Board of Directors on the 2006 business operation as prescribed by the Act on Accounting, presentation of the proposal for the financial statements (parent company and consolidated in compliance with International Financial Reporting Standards as adopted by the European Union ("IFRS")) and distribution of profit after taxation.
   - The auditor's report on the 2006 report, closing statement
   - Report of the Supervisory Board on the 2006 reports and the proposal for the distribution of profit after taxation.
   - Decision on the 2006 financial statements of the company as prescribed by the Act on Accounting (parent company and consolidated in compliance with IFRS), distribution of profit after taxation, amount of dividend.
   - Decision on the approval of the corporate governance declaration

2. Appointment of the auditor and determination of its remuneration as well as the material elements of its engagement

3. Authorization of the Board of Directors to acquire treasury shares

4. Appointment of the members of the Board of Directors, determination of their remuneration

5. Appointment of the members and employees' representatives of the Supervisory Board, determination of their remuneration

6. Amendments of the Articles of Association

- The amendment of the articles related to the dismissal of the members of the Board of Directors
- Cancellations, amendments of certain articles regarding the „B" series shares
- Amendments to the article relating the Company Act

In case the general meeting does not have a quorum at the announced date and time, the Board of Directors convenes the repeated general meeting with the same agenda, at the same venues, on the same day (26 April, 2007) at 11.00 a.m. Such repeatedly convened general meeting shall have a quorum for issues originally put on the agenda irrespective of the number of the shareholders present or represented.

Documents and proposals related to the agenda items shall be available upon verifying the shareholder's title from 6 April, 2007 at the Share-register Office of KELER Zrt. (address: H-1075 Budapest, Asbóth u. 9-11) on any workday between 09.00 a.m. and 03.00 p.m., or can be personally taken over at the venue of the general meeting on 26 April, 2007.

Conditions of participation and exercise of voting rights at the general meeting:

A condition of participation and voting at the general meeting for shareholders is that the holder of the share(s) shall be registered in the share register at least seven (7) business days prior to the date of the general meeting (by 18 April, 2007 at the latest). Upon instruction of the Board of Directors KELER Zrt. shall close the Share Register at 03.00 p.m. on 18 April, 2007, and no application for registration shall be accepted by 27 April, 2007. **Record date of shareholder identification shall be 17 April, 2007.** The depositary shall be responsible for registering the shareholders in the Share Register pursuant to the instructions of such shareholders. The depositary shall provide information for the shareholders on the deadlines of instructions given to the depositary. If the depositary fails or neglects to fulfil such obligation, MOL will have no responsibility for the consequences of such failure or negligence. Shareholders may check and obtain information in respect of their registration by phone (06-80-390-207) or personally at the Share-register Office of KELER Zrt. (address: 1075 Budapest, Asbóth u. 9-11) on any workdays between 09.00 a.m. and 03.00 p.m. Closing the Share Register does not restrict the right of the persons registered in it to sell their shares after the closing date. Selling the share prior to the general meeting does not rule out the right of the persons registered in the Share Register to participate in the general meeting and practice their rights they are entitled to as shareholders.

The general meeting shall have a quorum if the holders of shares representing more than half of the voting rights and, in case pursuant to Article 12.4 of the Articles of Association the agenda includes an item for which the affirmative vote of the holder of the „B" series of share is required, also the holder of the „B" series of share are present. When determining the quorum, restrictions specified under Articles 10.1 and 10.2 should be applied so that votes exceeding the 10% limit to which a shareholder is entitled shall be disregarded. Holders of registered ordinary shares shall be entitled for one (1) vote after each piece of „A" series of share with a par value of HUF 1,000 (i.e. one thousand forint) each with the restrictions specified in the Articles of Association.

Shareholders shall be entitled to participate in the general meeting either in person or through a proxy issued or by nominee (hereinafter together referred as „nominee") in accordance with the provisions of the Act No. IV of 2006. on business associations and the Act No. CXX of 2001 on capital market. In case the shareholders wish to give power of attorney on an official form ("proxy card") as defined in Article 13.6 of the Articles of Association, they shall submit such a request to the Investor Relations Department of MOL Plc by 16 April, 2007 at the latest in writing (mailing address: 1117 Budapest, Október huszonharmadika u. 18.) or e-mail to investorrelations@mol.hu. The request shall contain the exact name and address of the shareholder (mailing or e-mail address), to which one would like to receive the form (proxy card).

The power of attorney for the nominee (including the power of attorney submitted on a proxy card as well) shall be prepared in the form of a public document or a private document with full probative force taking into account international agreements or reciprocity between Hungary and the country where the document was made. If the power of attorney is prepared in any language other than Hungarian or English an official Hungarian or English translation shall be attached. Powers of representations of the persons signing the power of attorney shall be certified by appropriate documents issued by a public authority or office (e.g. certificate of incorporation) or by a public notary. If the certification of the power of representation is in any language other than Hungarian or English an official Hungarian or English translation shall be attached. Power of attorney will be valid only for one general meeting, however, they will be also valid at the repeated general meeting, if any, reconvened due to lack of quorum.

Power of attorney (with the exception of the power of attorney submitted on proxy card) shall be deposited at registration prior to the commencement of the general meeting at the latest. Power of attorney given on a proxy card shall be submitted to MOL Plc via mail – along with the above-mentioned appropriate documents certifying the rights of representation of the signatories as well as the 2% declaration – and should arrive to the address of the Company (1117 Budapest, Október huszonharmadika u. 18.) by 23 April, 2007 at the latest.

In case of holders of GDRs or ADRs Level I. issued pursuant to foreign law, The Bank of New York, as the issuer of such DRs, shall be entitled to exercise rights of representation. Holders of DRs will be entitled to exercise their voting rights by a Letter of Proxy issued in favour of The Bank of New York as the depositary, in accordance with the draft resolutions sent by the Board of Directors of MOL Plc to the DR holders through The Bank of New York. We request the DR holders to obtain information on the detailed rules of procedure at the Bank of New York (101 Barclay Street, 22 West New York, NY 10286, Tel: 1 212 815 3503 Fax. 1 212 571 3050). MOL Investors Relations Department will be pleased to be at your disposal for further information as well (phone: +361 464 1395, fax: +361 464 1335).

The presentation of the certifications or other documents authorizing for participation will take place at the venue of the general meeting between 08.30 a.m. and 9.45 a.m.

We request our shareholders to kindly report for registration in time. The Board of Directors will accept applications for registration only until the closing of the attendance

list. After closing the attendance list, those shareholders and nominees, who are not listed on the attendance list, are entitled to participate at the general meeting but cannot exercise their voting rights.

Pursuant to the Articles of Association no shareholder or shareholder group (as defined under Article 10.1.2. of the Articles of Association) may exercise more than 10% of the voting rights at the general meeting with the exception of the Hungarian Privatisation and State Holding Company (ÁPV Zrt), and the organisation(s) acting at the Company's request as depositary or custodian for the Company's shares or securities representing the Company's shares. Exemption from this restriction on voting rights shall be applicable to any depositary bank or custodian only if it can verify that the final person(s) entitled for exercising the shareholders rights associated with the shares and securities in deposit is (are) not subject to the restrictions specified in the Articles of Association. Holders of DRs shall provide documents to The Bank of New York verifying that they are not subject to the restrictions specified in the Articles of Association.

In addition, we also draw the attention of our shareholders that according to the provision of the Articles of Association shareholders may only practice their rights to vote in case they declare in writing whether they, either alone or together with other shareholders belonging to the same shareholder group, hold at least 2% of the Company's shares, together with the shares regarding which he asks for registration (the 2% declaration) at the time of their registration in the Share Register. If the shareholder holds at least 2% of the Company's shares, the shareholder is obliged to report the composition of the shareholder group specified under Articles 10.1.1 and 10.1.2 of the Articles of Association. Pursuant to the Articles of Association if a shareholder asking for registration fails to comply herewith, or in case there is a reasonable ground to assume that a shareholder made false representation regarding his or her actual shareholding or the shareholding of his or her shareholder group , or in respect of the composition of the shareholder group; the Board of Directors is entitled to suspend the voting rights of such shareholder, in which case the voting right of the shareholder cannot be exercised until full compliance with the above requirements.

The Board of Directors
MOL Hungarian Oil and Gas Public Limited Company

END